Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 18, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Eastern Time, on June 16, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

17AP14045.E.sedar/000001/000001/i

Appointment of Proxyholder
I/We, being holder(s) of Wi-LAN Inc. (the "Corporation") or "WiLAN" hereby appoint: James D. Skippen, President and Chief Executive Officer, or failing him, Prashant R. Watchmaker, Vice-President, Corporate Legal & Corporate Secretary	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Wi-LAN Inc. to be held at the Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario K2K 2W2 on June 18, 2014 at 10:00 a.m. (Ottawa time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. James Douglas Skippen	☐	☐	02. Dr. Michel Tewfik Fattouche	☐	☐	03. John Kendall Gillberry	☐	☐

04. William Keith Jenkins	☐	☐	05. W. Paul McCarten	☐	☐	06. Richard J. Shorkey	☐	☐

07. Robert S. Bramson	☐	☐	08. Jim Roche	☐	☐

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	For	Withhold

2. Appointment of Auditors
To appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditor's remuneration.	☐	☐

	For	Against

3. Shareholder Rights Plan
To consider and, if thought appropriate, to approve, with or without variation, a resolution, as set forth in WiLAN’s May 19, 2014 Management Information Circular (the “Circular”), to ratify the continued existence of WiLAN’s April 27, 2011 shareholder rights plan until the date on which the annual meeting of WiLAN shareholders is held in 2017.	☐	☐

	For	Against

4. Reduction in Corporation's Common Shares
To consider and, if thought appropriate, to approve, with or without variation, a special resolution, as set forth in the Circular, to authorize a reduction in the stated capital account of the Corporation’s common shares in the amount of $120 million.	☐	☐

	For	Against

5. Amendments to By-Law No. 1 and Adoption of New By-Law No. 2
To consider and, if thought appropriate, to approve, with or without variation, resolutions, as set forth in the Circular, to ratify certain amendments to WiLAN’s By-Law No. 1 and to adopt the Corporation’s new By-Law No. 2, being a by-law relating to advance notice requirements for shareholders’ meetings in certain circumstances, all as more particularly described in the Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

██ WINQ 188958	AR2